Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF ACTINIUM PHARMACEUTICALS, INC.

Actinium Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

1.	The Certificate of Incorporation is amended (a) by replacing Article FOURTH thereof to read in its entirety as follows:

Article FOURTH

“FOURTH: The amount of the total stock this Corporation is authorized to issue is 1,050,000,000 shares with a par value of $0.001 per share.

(a) Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is 1,000,000,000 shares at a par value of $0.001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have authority to issue is 50,000,000 shares, par value $0.001, which may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors of the Corporation.

(c) Preemptive rights. No stockholder of the Corporation shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock of the Corporation.”

2.	This Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), including approval by the stockholders of the corporation upon notice in accordance with Section 222 of the DGCL, at the annual meeting of the stockholders on the Corporation held on December 18, 2019.

IN WITNESS WHEREOF, the corporation has caused this certificate to be signed by its duly authorized officer this 16th day of June, 2020.

By:	/s/ Sandesh Seth
Authorized Officer
Title:	Chairman of the Board and Chief Executive Officer
Name:	Sandesh Seth

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